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                           June 10, 2021

       Erik B. Nordstrom
       Chief Executive Officer
       Nordstrom, Inc.
       1617 Sixth Avenue
       Seattle, WA 98101

                                                        Re: Nordstrom, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 4, 2021
                                                            File No. 333-256813

       Dear Mr. Nordstrom:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Donald
Field at 202-551-3680 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services